Corporate Headquarters:

Eco-Stim Energy Solutions, Inc.

2930 W. Sam Houston Pkwy N., Suite 275

Houston, Texas 77043

Main: (281) 531-7200

June 25, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eco-Stim Energy Solutions, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-204591

Ladies and Gentlemen:

On behalf of Eco-Stim Energy Solutions, Inc. (the “Company”), and pursuant to Rule 460 and Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on June 29, 2015 or as soon as practicable thereafter.

As requested by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 9, 2015, the Company hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer

cc:	Karina Dorin (Securities and Exchange Commission)
Matthew B. Wiener, Vinson & Elkins LLP